

MAIL STOP 4561

October 25, 2007

Eddy W. Hartenstein, Chief Executive Officer
HD Partners Acquisition Corporation
2601 Ocean Park Blvd., Suite 320
Santa Monica, CA 90405

      Re: **HD Partners Acquisition Corporation**
           Amendment No. 2 to Schedule 14A
           Filed October 11, 2007
           File No. 001-32890

Dear Mr. Hartenstein,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Proposals

What vote is required in order to approve the Asset Acquisition Proposal?, page 4

1.   We note the revised disclosure on page 5 and elsewhere that HDP, its officers, directors, or affiliates have the ability to engage in privately negotiated purchases of shares after the record date from shareholders, including those who have already expressed the intention to vote against the proposed business combination. Please revise to clarify the circumstances that would lead HDP, its officers, directors, or affiliates to privately negotiate purchases with shareholders who have already submitted votes/proxies or expressed intentions to vote against

the proposed business combination. Clarify how you will select those shareholders.

2.   Please revise to discuss the purpose of having HDP, its officers, directors, affiliates or designated third parties purchase shares in privately negotiated transaction instead of in the open market based on listed prices, if you decide to engage in such activities.

3.   We note the disclosure indicating that HDP, its officers, directors, and affiliates have no current intention to purchase shares from stockholders who have voted against the proposal. Please tell us whether HDP, its officers, directors, and affiliates intend to purchase such shares if necessary to reduce the number of shares voted against the proposal to less than 3.75 million.

4.   We note the revised disclosure in the third paragraph on page 5 that you could enter into private arrangements with HDP stockholders to purchase shares of common stock that will be used as consideration for the transaction and will be paid with the funds from the trust account. Please revise to clarify how you will select which shareholders to enter into such arrangements with. Discuss how you will determine the price with which to purchase those shares. Clarify if you will be able to offer a purchase price that is greater than the pro rata conversion price of converting shareholders.

5.   Please revise to clarify how you will update shareholders on any purchases you, your officers, directors, affiliates, or designated third parties will make or agree to make prior to your shareholders meeting.

Background of the Asset Acquisition, page 55

6.   We note your response to prior comment 11. Please revise further to provide a more detailed summary of the Morgan Joseph valuation analysis. The level of detail should be comparable to the summary of Duff & Phelps' financial analysis beginning on page 70.

Financial Statements and Notes

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Purchase Accounting Adjustment, pages 171 – 172

7.   Your revised disclosure on page 175 indicates that the results of operations of the Purchased Business will be included in the results of the surviving entity through the date of acquisition forward. Business combinations should be presented from the date of acquisition forward as previously disclosed.   Our previous comment

was directed towards your consideration of treating the carved out professional drag racing business as a predecessor.   As a predecessor, the audited statements of operations and cash flows of the predecessor with explanatory notes for all required periods up to the date of acquisition would be included in your subsequent periodic reports in addition to your own financial statements.   Please revise your disclosures to clarify.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Douglas S. Ellenoff (via fax)